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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)

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                              PORTAL SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

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                              PORTAL SOFTWARE, INC.
                        (Name of Filing Person (Offeror))

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      Certain Options to Purchase Common Stock, Par Value $.001 Per Share,
               Having an Exercise Price Per Share of $5.00 or More
                         (Title of Class of Securities)

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                                   736126 10 3
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                            Mitchell L. Gaynor, Esq.
                  Vice President, General Counsel and Secretary
                              Portal Software, Inc.
                           10200 S. De Anza Boulevard
                           Cupertino, California 95014
                                 (408) 572-2000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Timothy R. Curry, Esq.
                         Brobeck, Phleger & Harrison LLP
                              Two Embarcadero Place
                                 2200 Geng Road
                           Palo Alto, California 94303
                                 (650) 424-0160

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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         The filing of this Amendment No. 5 to Schedule TO shall not be construed as an admission by Portal Software, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

         This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on July 9, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2001, and the related Election Form.

Item 4.  Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer made pursuant to the Schedule TO expired at 11:59 p.m. Pacific Daylight Time, Saturday, August 4, 2001. The Company accepted for exchange and cancellation Eligible Options and Required Options to purchase an aggregate of approximately 4,965,691 shares of the Company's Common Stock representing 25% of the shares of the Company's Common Stock underlying the Eligible Options and Required Options that were subject to the Offer. The Company expects to issue New Options to purchase approximately 3,724,268 shares of its Common Stock in exchange for the Eligible Options and Required Options accepted for exchange and cancellation as described in the Offer to Exchange.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule TO is true, complete and correct.

                                  Portal Software, Inc.


                                  /s/      Mitchell L. Gaynor
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                                  Mitchell L. Gaynor
                                  Vice President, General Counsel and Secretary

Date:    August 10, 2001
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